                                                   ---------------------------
                                                          OMB APPROVAL
                                                   ---------------------------
                                                   OMB number:       3235-0145
                                                   Expires:   October 31, 1997
                                                   Estimated average burden
                                                   hours per response... 14.90
                                                   ---------------------------


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.  18  )*
                                           -----


                             Hollywood Park, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock par value $.10 per share
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   436255103
                   -----------------------------------------
                                 (CUSIP Number)

                                Alvin G. Segel
           Irell & Manella LLP, 1800 Avenue of the Stars, Suite 900
                Los Angeles, California  90067   (310) 277-1010
         -------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                April 23, 1996
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -----------------------                                  ---------------------
  CUSIP NO. 436255103                     13D                PAGE 2 OF   PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      R.D. Hubbard

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                  [_]
 5

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,619,820 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,619,820 shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      2,619,820 shares of Common Stock

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.8%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                   ---------------------------
                                                          OMB APPROVAL
                                                   ---------------------------
                                                   OMB number:       3235-0145
                                                   Expires:   October 31, 1997
                                                   Estimated average burden
                                                   hours per response... 14.90
                                                   ---------------------------




                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   18 )*
                                           -----


                              Hollywood Park, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                 Depositary Shares (each representing 1/100th
                of a share of $70 Convertible Preferred Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

              436255301 (Convertible Preferred Stock: 436255202)
              --------------------------------------------------
                                 (CUSIP Number)

         Alvin G. Segel, Esq.
         Irell & Manella LLP
         1800 Avenue of the Stars, Suite 900, Los Angeles, CA  90067
         (310) 277-1010
         -------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                April 23, 1996
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -----------------------                                  ---------------------
  CUSIP NO. 436255301                   13D                PAGE 4 OF   PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      R.D. Hubbard

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                  [_]
 5


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            600,000 Depositary Shares (6,000 Shares of $70
                                                  Convertible Preferred Stock)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             600,000 Depositary Shares (6,000 Shares of $70
                                                  Convertible Preferred Stock)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      600,000 Depositary Shares (6,000 Shares of $70
                                Convertible Preferred Stock)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      24.0%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

     This Statement relates to the Schedule 13D, as amended (the "Schedule 13D") filed by Mr. R.D. Hubbard with regard to beneficial ownership of common stock, par value $.10 per share (the "Common Stock"), and of depositary shares (the "Depositary Shares"), each representing 1/100th of a share of $70.00 Convertible Preferred Stock (the "Preferred Stock"), of Hollywood Park, Inc. (the "Company"), and constitutes Amendment No. 18 thereto. Capitalized terms used herein and not otherwise defined have the meaning set forth in the Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 is hereby amended by adding the following:

     On April 23, 1996, Mr. Hubbard entered into a Voting Agreement (the "Voting Agreement") with Boomtown, Inc., a Delaware corporation ("Boomtown") with respect to the 2,119,840 shares (the "Shares") of Common Stock of the Company owned by Dr. Singleton. The Shares represent approximately 11.5% of the issued and outstanding shares of Common Stock of the Company (as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31,
1995). The Voting Agreement was entered into in connection with the Agreement and Plan of Merger (the "Merger Agreement") among the Company, HP Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of the Company ("HP Acquisition"), and Boomtown relating to the strategic combination of the Company and Boomtown. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, HP Acquisition will merge into Boomtown (the "Merger"), whereupon Boomtown will become a wholly-owned subsidiary of the Company. At the Effective Date (as defined in the Merger Agreement) of the Merger, each issued and outstanding share of common stock, par value $.01 per share, of Boomtown will be converted into the right to receive 0.625 shares of Common Stock.

     The Merger Agreement provides that at the Effective Date, the Board of Directors of the Company will consist of eleven members, seven Company directors and four members of Boomtown's Board of Directors, and that such former Boomtown directors would be nominated by the Company for re-election to the Board for at least the first three annual stockholders meetings following the Merger.

     In the Voting Agreement, Mr. Hubbard agreed, among other things, to vote the Shares (i) in favor of the Merger, the Share Issuance Proposal (as defined in the Merger Agreement) and any matter that could reasonably be expected to facilitate the Merger and (ii) against approval or adoption of any proposal made in opposition to consummation of the Merger or which would prevent the consummation of the Merger. Mr. Hubbard also agreed not to transfer, sell, exchange, pledge or otherwise dispose of or encumber any of the Shares, unless the proposed transferee or assignee of the Shares has executed and delivered to Boomtown a Voting Agreement and Irrevocable Proxy substantially identical to the Voting Agreement and the proxy attached thereto.

     The Voting Agreement expressly states that nothing contained therein is intended to restrict Mr. Hubbard from voting on any matter, or otherwise from acting, in his capacity as a director of the Company with respect to any matter.

     Concurrently with the execution of the Voting Agreement, Mr. Hubbard agrees to, and did, deliver to Boomtown a proxy with respect to the Shares in the form attached to the Voting Agreement as Exhibit A (the "Proxy"), which is
                                    ---------
irrevocable to the fullest extent provided by law.

     The Voting Agreement and the Proxy terminate on the earlier of (the "Termination Date") (i) the Effective Date (as defined in the Merger Agreement),
(ii) at any time upon written notice by Boomtown to Mr. Hubbard terminating the Voting Agreement, (iii) upon the action by the Company's Board of Directors to withdraw or modify or change, in a manner adverse to Boomtown, its approval or recommendation of the Merger Agreement and the transactions contemplated thereby in the exercise of its fiduciary duties in accordance with Section 3.6(b) or
Section 8.10 of the Merger Agreement, or (iv) the termination of the Merger Agreement in accordance with its terms.

     The foregoing descriptions of the Voting Agreement and the Proxy are qualified in their entirety by reference to such documents, copies of which are included herein as Exhibit 1 and Exhibit 2, respectively, and incorporated herein by reference.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5(b) is hereby amended and restated to read in its entirety as follows:

     Except as provided in the Voting Agreement and the Proxy, Mr. Hubbard has sole voting and dispositive powers with respect to the 2,119,840 Shares he owns and the 600,000 Depositary Shares of which he has or may be deemed to have beneficial ownership.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Item 6 is hereby amended and restated to read in its entirety as follows:

     Except for the Voting Agreement and the Proxy, Mr. Hubbard does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.   Voting Agreement, dated as of April 23, 1996, by and between
- ---------
             Boomtown, Inc. and R.D. Hubbard (including Annex A: Form of Irrevocable Proxy).

Exhibit 2.   Irrevocable Proxy dated April 23, 1996.
- ---------

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       R.D. HUBBARD

May 7, 1996                            /s/ R.D. Hubbard
- -------------------                    --------------------------
Date                                   R.D. Hubbard

                                 EXHIBIT INDEX
                                 -------------


EXHIBIT       DESCRIPTION                                   PAGE
- -------       -----------                                   ----


Exhibit 1.    Voting Agreement, dated as of April 23, 1996, by and between
- ---------     Boomtown, Inc. and R.D. Hubbard (including Annex A: Form of
              Irrevocable Proxy).

Exhibit 2.    Irrevocable Proxy dated April 23, 1996.
- ---------